UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 30, 2020

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In the Matter of The Alger ETF Trust

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ORDER GRANTING EXEMPTION FROM
EXCHANGE ACT RULE 14E-5

The Alger ETF Trust submitted a letter dated December 23, 2020 requesting that the Securities and Exchange Commission ("Commission") grant an exemption from Exchange Act Rule 14e-5 for the transactions described in its letter ("Request").

Based on the representations and the facts presented in the Request, and subject to the terms and conditions described in the letter from the Division of Corporation Finance dated December 30, 2020, it is ORDERED that the request for an exemption from Exchange Act Rule 14e-5 is hereby granted.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Ted Yu
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance